UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑     Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

ASX and Nasdaq Trading Halt

On October 6, 2023, Kazia Therapeutics Limited (the “Company”) requested an immediate halt to the trading of the Company’s securities quoted on the Australian Securities Exchange (ASX) in accordance with the Listing Rules of the ASX pending an announcement by the Company regarding the proposed delisting of the Company’s securities from the ASX (the “Announcement”). The Company has requested the trading halt remain in place until the earlier of commencement of trading on October 10, 2023 or the date on which the Company makes the Announcement. The document is furnished herewith as Exhibit 99.1 to this report on Form 6-K. The Company also requested an immediate halt to the trading of the Company’s American Depositary Shares listed on the Nasdaq Capital Market in accordance with the Nasdaq Listing Rules until the earlier of commencement of trading on October 10, 2023 or the date on which the Company makes the Announcement.

EXHIBIT LIST

Exhibit	Description

99.1	ASX Announcement of Kazia Therapeutics Limited dated October 6, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ Karen Krumeich
Karen Krumeich
Chief Financial Officer

Date: October 6, 2023